                                                                   Exhibit C-3.2


Legal Analysis of Rule 45(c) and the Proposed Tax Allocation Agreement

Introduction and Summary

     The Applicants/1/ are seeking approval of a tax allocation agreement ("Agreement") that is intended to minimize the economic inefficiency to Powergen as a result of the likely increase in the U.K. tax liability on dividends remitted by subsidiaries of LG&E Energy to Powergen. While the Agreement does not appear to come within the safe harbor of Rule 45(c) under the '35 Act, it nonetheless complies with the statutory requirements and, so, should be approved under Section 12(b) of the '35 Act and Rule 45(a). The basis for this view is explained in more detail below, together with an analysis of the background to Rule 45(c).



Key to our analysis are the following two points:

a) No entity will pay more tax under the Agreement than it would on a stand alone basis; and

b) The Agreement relates only to the U.S. entities in the Powergen/LG&E Energy holding company system. It does not include any non-U.S. entity. Any dividends from the U.S. entities to non-U.S. parent companies will be subject to the requirements of Section 12(c) and Rule 46. Consequently, the Agreement does not provide the means for a foreign parent to "milk" the U.S. entities.

     Rule 45(c) is intended to facilitate the sharing of consolidated tax return benefits while, at the same time, ensuring that the benefits are not misallocated to the detriment of utility subsidiaries and consumers. The rule is not intended to address all possible situations. Rather, it provides a safe harbor for certain types of sharing arrangements. In the fashion of a safe-harbor rule, it applies a cautious and narrow approach to achieve its purpose and excludes holding companies or their assignees from retaining the benefit of losses


-------------
/1/ Unless otherwise noted herein, the terms in this Exhibit C-3.2 have the same meaning as used in File No. 70-9761, as amended.

attributable to holding company operations unrelated to the business of the subsidiary companies.

     The Agreement provides, in addition, that LG&E Energy Settlements/2/ may receive current payment for the tax losses of Powergen USA so long as the "separate return limitation" is observed, that is, no other entity in the consolidated group pays more under the Agreement than it would have paid on a stand-alone basis. It is our view, consistent with the policies and provisions of the '35 Act, that a holding company or its assignee (i.e., LG&E Energy Settlements) should be permitted under the '35 Act to retain the benefit of losses that the holding company incurs in circumstances where there is no detriment to the subsidiaries or consumers. The losses at issue in this matter flow from interest payments on debt incurred, among other reasons, to acquire the equity of LG&E Energy, and not from subsidiary company activities. Consequently, the tax benefit of the losses should properly be allocated to the assignee of the holding company incurring interest on the debt.

Tax Allocation Agreements, Generally

     Companies in a related corporate group often file consolidated tax returns that combine the income, tax credits, and losses of the group members on one consolidated return. Consolidation has the advantage of offsetting the taxable income of some companies in the group with the losses or tax credits of other group companies. The offsetting allows the consolidated group to pay less tax currently than if each company in the group filed separate tax returns.

     Companies that participate in the filing of a consolidated tax return may agree to share the consolidated tax liability and any tax savings in various ways. The benefit to an individual company associated with filing on a consolidated basis is generally measured by comparison to the tax that the company would have paid if it had filed a separate, unconsolidated tax return. The following example illustrates how a simple consolidated return might work and the allocation of tax benefits and liabilities. The example also illustrates that each of the participating companies brings its unique tax attributes to the consolidation, such as investment tax credits,



----------------
/2/ As explained in the Form U-1 and the Agreement, it is proposed that LG&E Energy Settlements serve as the tax clearing house for the Powergen USA and its subsidiary companies, including all of the subsidiary companies in the LG&E Energy system.

losses carried forward from prior years, and current income or losses.


                     Subsidiary A   Subsidiary B   Holding Co. C   Consolidated

Revenues                    400         800             200           1400
Expenses                    200         300             400            900
                      ----------------------------------------------------
Income                      200         500            -200            500
Loss Carryforward             0           0            -300           -300
                      ====================================================
Net Taxable Income 200                  500               0            200
Tax (40%)                    80         200               0             80
Tax Credit                    0         100               0             80
                      ====================================================
Net Tax                      80         100               0              0


     The columns for companies A, B and C illustrate the tax calculations on an unconsolidated, separate basis for each company. The consolidated column shows how the individual tax attributes of each company are combined in the consolidated return. For example, adding across columns the income of A and B, and the $200 current year loss of C, produces consolidated income of $500. Moving to the next row we note that C also had accumulated losses of $300 from prior years which reduce the consolidated net taxable income to $200. Applying a hypothetical 40% tax rate to the consolidated net taxable income results in a consolidated tax of $80, before credits. We apply $80 of the $100 tax credit held by B to the consolidated tax to produce a net tax of $0. The remaining $20 of credit goes unused, on a consolidated basis, and is carried forward to future years.

     On a separate return basis, A and B would have tax before credits of $80 and $200, respectively on their separate incomes. C would pay no tax on a separate return basis because it has no net taxable income. On a separate return basis B can use all of its $100 tax credit to offset part of its $200 tax, with the result that it would owe net tax of $100.

     The tax savings realized from consolidation is $180; the difference between the aggregate tax payable by A, B, and C, on a separate return basis ($80, $100, and $0, respectively) and the tax payable on a consolidated basis ($0). The consolidated group saves by using holding company C's losses, and $80 of the $100 tax credit held by B, on the consolidated return. The tax savings may be allocated in many ways. An equitable allocation method might take into consideration that C has surrendered the ability it would have had to accumulate and use its losses against income that it may earn in future years, if it had filed a separate tax return. The allocation method also might recognize that the consolidated group has retained $20 of unused tax credits. Lastly, the allocation method may require that no company be worse off than it would have been had it filed a separate tax return.

     Based on these considerations, it would not be unreasonable for A and B to pay $80 and $100, respectively, to C and, in addition, for C to receive the entitlement to the $20 unused tax credit. C would receive aggregate value of $200; the equivalent of the tax benefit that it provided to the consolidated group by contributing its losses ($500 x 40% = $200). A and B are no worse off by participating in the consolidated return and the system, as a whole, is $180 better off.

The Commission's Regulation of Tax Allocation Agreements

     The commingling of tax attributes and the allocation of tax liabilities and benefits under a consolidated return are intrasystem transactions regulated under Section 12 of the '35 Act. Section 12(b) prohibits a registered holding company or subsidiary company from lending to, extending its credit to, or indemnifying any company in the same holding company system in violation of such rules, regulations or orders as the Commission deems necessary or appropriate in the public interest or for the protection of investors and consumers. Rule 45(a) prohibits a registered holding company or subsidiary company from lending, extending its credit to, indemnifying, or making a donation or capital contribution to, any company in the same holding company system, except pursuant to a declaration filed with the Commission.

     A declaration is not required, however, for the filing of a consolidated tax return by companies in a holding company system if the consolidated return is filed under a tax allocation agreement that provides for the allocation of liabilities and benefits arising from the consolidated return for each tax year in a manner not inconsistent with the provisions of Rule 45(c). The rule has one fundamental requirement: that the consolidated tax apportioned to any subsidiary shall not exceed the tax that the company would have paid computed as though it were not a member of the consolidated group (the "separate return limitation"). Rule 45(c) provides that a tax allocation agreement can either pay companies with losses currently for the use of the losses on the consolidated return or the tax allocation agreement can exclude loss companies from a current allocation of the benefit of their losses provided that the tax allocation agreement gives the loss companies carryover rights that can be used to reduce their consolidated tax allocation in future years./3/ The latter provision, providing for future compensation to the associate company for the current use of losses or credits by the consolidated group, addresses the circumstances that are most likely to have the potential for abuse and, from a policy perspective, is closest to the intrasystem loans and extensions of credit that Section 12 was intended to address.

     Rule 45(c)(5) also contains one additional interesting feature. To comply with the rule, a tax allocation agreement should provide that associate companies with a positive allocation will pay the amount allocated, but only those subsidiary companies with a negative allocation, i.e., the loss companies, receive current payment or carryover rights for their losses or credits.
Because the term "associate company" includes a holding company, but we understand the term "subsidiary company" to exclude a holding company, Rule 45(c) has the effect of requiring holding companies to pay their share of the consolidated tax liability, but excludes them from sharing in the tax benefits of any losses they may have generated on a stand-alone basis./4/ In the example shown above, an allocation agreement in compliance with Rule 45(c) would allocate $0 tax liability to subsidiaries A and B, allow B to retain the unused $20 of tax credits, and allocate $0 to holding company C for the use of its losses on the consolidated return. In effect, Rule 45(c) requires C to contribute an aggregate of $200, the value of its losses, to A and B.

Powergen's Proposal

  The proposed Agreement (Exhibit C-3.1) provides for the retention by LG&E Energy Settlements, a U.S. subsidiary of LG&E Energy, to serve as a tax clearing house, of certain payments for tax losses that have been incurred by Powergen USA, a U.S. subsidiary of Powergen and the holding company parent of LG&E Energy--rather than the allocation of the tax benefits of such


-------------
/3/ Rule 45(c)(4).

/4/ Holding Company Act Release No. 21767 (Oct. 29, 1980)("Rule 45(c) Proposing Release").

losses to Powergen USA's subsidiary companies without payment, as would otherwise be required by Rule 45(c). Under an alternative reading of the rule, where, as in this case, a holding company is also a subsidiary of a second holding company, it is arguable that Powergen USA, as a subsidiary company, is entitled to direct the funds representing payment for its losses to LG&E Energy Settlements, Powergen USA's assignee. Powergen USA's tax losses will come principally from interest expenses incurred to finance its equity investment in LG&E Energy.

     As a general matter, registered holding companies that incur debt loan it to subsidiaries on mirror image terms. These holding companies, therefore, do not generate significant interest-related losses because they receive offsetting interest income from the borrowing subsidiaries. Powergen USA, however, is using its debt proceeds to purchase LG&E Energy's equity and, consequently, Powergen USA will not earn offsetting interest income. The Powergen USA financing costs will not have been incurred by the regulated subsidiaries to acquire or operate their businesses. Nor will the borrowings be guaranteed by the utility companies. Accordingly, the providers of the finance will not have recourse to the assets of the regulated subsidiaries.

     As with other expenses, the tax relief for the interest is a consequence of the borrowing and it is not a benefit per se. As noted below in the discussion of the background to Rule 45(c), it is not detrimental to the subsidiaries or consumers if the holding company or its assignee retains the tax benefit of losses that the holding company incurs from activities that are unrelated to subsidiary operations and not properly chargeable to the subsidiaries. For example, Powergen USA may not properly pass through to the subsidiary companies legal expenses due to a corporate reorganization unrelated to subsidiary operations. For the same reason, as a matter of equity, Powergen USA also should be able to assign to LG&E Energy Settlements the tax benefit produced by the interest. Accordingly, it is both economically appropriate and equitable that Powergen USA should be able to assign to LG&E Energy Settlements current payment for its losses that are used on the consolidated return to offset the income of Powergen USA's subsidiaries.

     Powergen's proposal is consistent with the policy of Section 12 of the `35 Act. The '35 Act does not prohibit holding companies or their assignees the benefit of the tax attributes that the holding companies generate, nor does it require holding companies to distribute all tax benefits to subsidiary companies. Section 12 merely requires that holding companies may not borrow from subsidiaries and that loans from the holding company to a subsidiary, or loans among subsidiaries, not violate rules adopted by the Commission for the protection of consumers, investors and the public interest./5/

     That Rule 45(c) does not provide for holding company retention or assignment of tax benefits is not surprising, and is, perhaps, appropriate because Rule 45(c) is a safe-harbor rule. Safe-harbor rules by their nature are intended to provide for typical situations and to exclude unique circumstances or close calls. Tax allocation agreements that fall outside the safe harbor should be permitted if they do not adversely affect the protected interests under the '35 Act and are consistent with the policies underlying the '35 Act. Because Powergen's proposed Agreement may not fall within the safe harbor of Rule 45(c) (unless, as noted above, Powergen USA is deemed to be a subsidiary company entitled to payment for its losses and subsequent assignment to another entity of the tax benefits associated with those losses), Powergen seeks the Commission's authorization of the Agreement by order under Section 12 of the '35 Act and Rule 45(a).

Analysis

     Prior to the Adoption of Rule 45(c), the Commission Permitted Holding Companies to Share in the Tax Savings

     In 1941, the Commission adopted an amendment to Rule U-45 to exempt a loan, extension or credit or and an agreement of indemnity arising out of a joint tax return filed by a holding company and its subsidiaries./6/ Rule U-45(b)(6) conditioned the exemption upon the assumption by the top company in the group of the primary responsibility for the payment of any tax liability involved, subject to the right to contribution of the several members of the group in an amount not exceeding as to any company that percentage of the total tax which the individual tax of such company (if paid under a separate return) would bear to the total amount of individual taxes for all members of the group, for the particular tax period. At its inception therefore, Rule U-45(b)(6) established the fundamental principle


-------------
/5/ Sections 12(a) and 12(b).

/6/ Holding Company Act Release No. 2902 (July 23, 1941).

of the separate return limitation and did not restrict holding companies from retaining the benefit of any tax losses that they may have generated.

     In 1955, in response to the Commission's directive to make further study of the subject of tax allocation, the staff proposed, and the Commission adopted, further amendments to Rule 45(b)(6)./7/ The amendments required a tax allocation agreement to allocate the consolidated tax liability by either of two methods prescribed in the Internal Revenue Code. One method allocated the consolidated tax based on the proportion of taxable income attributable to each member and the other method allocated the consolidated tax based on the proportion of each member's separate return tax to the aggregate separate return tax of all the group members. The amendment also reaffirmed the principle that the allocations could not violate the separate return limit and, if excess tax would have been allocated to a subsidiary company but for the separate return limit, that the excess liability would be allocated among the other members of the group, including the holding company, in direct proportion to the tax savings of each member.

     In 1981, Rule 45(b)(6) was revised for the last time and redesignated Rule 45(c)./8/ This revision was meant to eliminate the numerous declarations and Commission orders which had been necessary because Rule 45(b)(6) did not adequately address the case in which one or more operating companies in the system suffers a loss. The allocation methods in Rule 45(b)(6) had been interpreted to require sharing of tax liabilities and savings exclusively among group companies with actual separate return tax liabilities or positive income. Consequently, loss companies had been excluded from receiving the benefit of their losses.

     The Rule 45(c) Proposing Release indicates that Rule 45(c) is intended to allow loss subsidiaries to receive the benefit of their losses, but that holding companies must give their loss-related tax benefits to their subsidiaries. With regard to subsidiary losses, the proposing release observes that oil and gas exploration subsidiaries often produced substantial losses, especially in the early years of operation, because large up-


------------
/7/ Holding Company Act Release No. 12776 (Jan. 12, 1955).

/8/ Holding Company Act Release No. 21968 (Mar. 18, 1981) ("Rule 45(c) Adopting Release").

front development expenses were immediately deductible, while the income producing oil and gas production occurs significantly later.

     On the subject of holding companies, however, the Commission's reasoning is less clear. As the Rule 45(c) Proposing Release explains, the exploitation of utility companies by holding companies through asserted misallocation of consolidated tax return benefits was among the abuses examined in the investigations underlying the '35 Act./9/ Then the release states:

     The corporate relationships required by the Act assure that the deductible corporate expenses of the holding company itself will always create a consolidated tax saving, since Section 13(a) of the Act precludes such expenses being passed on to the subsidiaries, through service charge or contract, so as to transform them into corporate deductions of the subsidiaries. In light of the legislative history referred to, an expense reimbursement of the holding company, in the guise of a tax allocation, would seem inconsistent with Section 13(a). The exclusion in our earlier rule of the holding company from sharing in consolidated return savings was intentional and will continue. These considerations do not apply to other companies in the group that incur losses.

     Section 13 is fundamentally about fairness of allocation in service charges and other contracts. There is no violation of Section 13 where a holding company, which does not pass through its expenses to the subsidiary companies, retains the tax benefit flowing from the expenses for itself. As the example that began this discussion illustrates, subsidiaries A and B pay amounts equal to their separate return tax liabilities to the holding company and B gives up $20 of tax credits that it also would have used on a separate return basis. C, the holding company, retains these payments instead of remitting them to the Internal Revenue Service ("IRS"). The IRS, in fact, is the entity that provides the partial reimbursement for the holding company's expenses through a reduction in taxes that the consolidated group otherwise would have paid. The subsidiaries, in this situation, are not reimbursing the holding company's expenses through their consolidated tax payments or otherwise.


------------
/9/ Rule 45(c) Proposing Release (citing Senate Doc. 92, Part 72A, 70th Congress, 1st Sess., 1930 (pp. 477-482).

Indeed, Rule 45(c)'s separate return limitation assures the Commission that an impermissible reimbursement does not occur. If, as Rule 45(c) provides, C must instead remit the IRS reimbursement to the subsidiaries, C is in effect required to make a capital contribution to them that is not otherwise required by the Act and contrary to the separate return limitation that has been the fundamental allocation principle since Rule U-45(b)(6) was adopted.

     In addition, the conclusion of the Rule 45(c) Proposing Release -- that holding companies should not retain (or, by implication, assign to another entity) the benefit of their tax losses -- does not follow from the legislative history that it cites. Rather, the legislative history argues for retaining to each subsidiary the benefits of its tax losses. Clearly, subsidiary losses should not be used to benefit the holding company that had not incurred the expense that gave rise to the loss. To allocate the loss otherwise would be detrimental to ratepayers who benefit from the tax-reducing value of the loss through lower rates. It is not, however, detrimental to the subsidiaries or consumers if the holding company retains the tax benefit of losses that it incurs from activities that are unrelated to subsidiary operations and not properly chargeable to the subsidiaries. Rule 45(c)(3) reflects this principle by requiring that the allocations under an agreement provide for equitable adjustment of the material effects of any particular features of the tax law applicable to the individual members of the group, e.g., capital gains taxed at a different rate than ordinary income./10/

     For example, if a utility subsidiary earns investment tax credits from building a plant, its tax liability should reflect the benefit of the credits and its rates should also reflect the tax savings from the credits. Similarly, if the holding company incurs legal expenses from a corporate reorganization that may not properly be passed through to the subsidiary companies, the holding company should retain the tax benefit produced by the expenses. Rule 45(c) addresses Congress' concerns as expressed in the legislative history to the extent that it requires that



------------
/10/ See Rule 45(c) Adopting Release ("The rule specifies the amount to be allocated, that is, the difference between the consolidated return and separate return results, and establishes the principle of allocating to the individual members of the group the material effects of any particular features of the tax law applicable to them.").

tax benefits should track the entity that created them./11/ The complete exclusion of holding companies from receiving the benefit of their losses under the rule, however, does not accurately reflect the legislative history.

Why Powergen May Suffer an Increased U.K. Tax Liability Without the Proposed Agreement

     As a U.K. company, Powergen must manage both U.K. and U.S. taxes on the profits of its U.S. subsidiaries. When a U.K. company receives a dividend from an "overseas" subsidiary, such as Powergen USA, the dividend is subject to U.K. corporation tax. As the dividend is paid out of profits that have been taxed in the overseas subsidiary, in order to avoid the U.K. company suffering tax twice on the same profit, the U.K. tax system gives a credit against the U.K. tax charge for the foreign tax already paid on the profits and for withholding taxes suffered on the dividend payment ("double tax relief").

     Most developed countries operate some form of double tax relief system. The U.S. tax system allows credit relief for foreign taxes on foreign source income, although the mechanics of computing the relief differ from the U.K. approach. The credit given by the U.K. for the tax paid by the subsidiary on the profits out of which the dividend has been paid is "so much of the foreign (i.e., U.S. and any third country) tax borne on the relevant profits by the body corporate paying the dividend as is properly attributable to the proportion of the relevant profits represented by the dividend."/12/ The "relevant profits" are the profits available for distribution out of which the dividend has been paid and not, for example, the taxable profits of the overseas subsidiary./13/


------------
/11/ See Rule 45(c) Proposing Release: "The investment tax credit, an important addition to the tax law subsequent to the adoption of [Rule 45(b)(6)], is similar in significant respects to the tax loss. It is clearly identifiable to a particular member of the group, its incidence has no necessary relationship to current income, and its use in the consolidated return precludes a carryover by the company entitled to it."

/12/ U.K. Income and Corporation Taxes Act 1988, section 799(1).

/13/ Bowater Paper Corporation v. Murgatroyd, 46 TC 37 (House of Lords, 1970).

     Consequently, if in the example shown above Subsidiary A was a single company wholly owned directly by a U.K. company, its relevant profits would be computed as follows:

                                    Subsidiary A
Revenues                                  400
Expenses                                  200
                              ----------------
Income                                    200
Tax (40%)                                  80
                              ================
Relevant profits                          120

Therefore, if Subsidiary A paid a dividend equal to its relevant profits of $120, the U.K. will give a credit for the U.S. tax of $80 paid on those profits, because that is the U.S. tax borne on the relevant profits by the company. The U.K. double tax relief position would be exactly the same if Subsidiary A were a member of a consolidated tax group in which all members are profit making and paying tax.

     However, when tax losses incurred by one overseas company, i.e., Powergen USA, are used by another overseas company, one of the LG&E Energy retail utilities, for example, for the purposes of calculating the overseas tax paid by that company, the amount of U.K. double tax relief available will depend upon whether the profit making company pays for the use of tax losses. The issue arises because, when a dividend is paid, the tax paid by the company paying the dividend is pro-rated in accordance with the proportion of the company's relevant profits that are distributed. A payment for tax losses reduces relevant profits of the company, thereby increasing the proportion of relevant profits that relate to the dividend.

     The tax paid by the consolidated group is always divided between the companies with taxable profits pro-rata to their taxable profits. The tax allocation agreement is not used to allocate tax paid; it only has an impact on the computation of relevant post-tax profits. U.K. tax relief looks at each company separately for the tax paid, the relevant profits and the dividend. It does not look at the companies on a combined basis.

     This can be illustrated by the following example:



                    Subsidiary A   Subsidiary B   Holding Co. C   Consolidated
Revenues                 400          800             200             1400
Expenses                 200          300             410              910
                   -------------------------------------------------------
Income                   200          500            -210              490
Allocation
  of C's loss             60          150             210                0
Net Taxable Income 140                350               0              490
Tax (40%)                 56          140               0              196

(1) If A pays $24 (i.e., 40% of $60) to C for its losses, its relevant profits are $120 (i.e., the same as if it were a stand alone entity), calculated as follows:

                                    Subsidiary A
Revenues                                    400
Expenses                                    200
                              -----------------
Income                                      200
Tax paid                                    -56
Payment to C for loss                       -24
Relevant profits                            120

Thus if A pays a dividend of $120 the dividend represents the whole of the relevant profits of A and so the tax credit attaching to the dividend is the amount of tax paid by the consolidated group allocated to A (i.e., $56).

(2) However, if A did not pay C for its loss, its relevant profits would be $144 (i.e., income of $200 less tax paid allocated to A of $56). Therefore, if A paid a dividend of $120 the proportion of the relevant profits represented by the dividend is 120/144 of the relevant profits of A. Consequently, the tax credit attaching to the dividend is only $47, 120/144 of the tax paid by the consolidated group allocated to A, and not the full $56.

This is not reversed when C returns to profitability.

     Although U.K. companies tend to own overseas subsidiaries through one or more intermediate wholly owned holding company resident in an EU state this does not affect the analysis above.

Why Powergen Has a Policy for Payment for Tax Losses

     The U.K. does not have a system of consolidated tax returns. Each company is taxed as a separate entity. If a U.K. company ("the surrendering company") incurs a loss it may "surrender" that loss to another U.K. company in the same group which has profits (the "claimant company"), thereby reducing the taxable profits and hence tax liability of the claimant company. This is known as "group relief" and is available where the companies are at least 75% owned by a common U.K. parent company.

     The U.K. tax legislation specifically provides that a claimant company may pay the surrendering company for the losses surrendered and that such payments are ignored for U.K. tax purposes (i.e., they are neither tax deductible nor taxable), provided that the payment does not exceed the amount of the loss./14/

     In many cases payment for losses must be made by a claimant company, otherwise the surrender of the losses is unlawful and is void. This is because the losses are seen as an "asset" of the surrendering company and in many cases a company cannot dispose of an asset for less than its value. This principle can apply, for purposes of creditor protection, even within a group of wholly owned companies. Furthermore, the surrender of losses without payment could, in certain circumstances, amount to unlawful "financial assistance" for the acquisition of a company's shares; a criminal offense.

     For these reasons, Powergen has a group policy requiring payments by group companies whose tax liability is reduced due to transfers of tax losses from other group companies. Powergen's intention is that such policy be applied to all companies within the group, including U.S. companies.

Conclusion

     Powergen's proposed Agreement seeks to give each associate company in the group, including Powergen USA, the opportunity to receive payment for, or assignment of, the tax losses or credits that entity generates. The Agreement will not give rise to the types of problems (e.g., upstream loans and misallocation of tax benefits) that the `35 Act was intended to address.


------------
/14/ UK Income and Corporation Taxes Act 1988, section 402(6).

     The subsidiary-but-not-holding-company reading of Rule 45(c) is not required by the '35 Act. The separate return limitation and other provisions of Rule 45(c) prevent the misallocation of tax benefits to the holding company or its assignee. The wholesale exclusion of holding companies from retaining their tax benefits is not only unnecessary to meet the policy objectives of the '35 Act, but unfair to holding company investors.

     Under Section 12(b) and Rule 45(a), the Commission may approve a tax allocation agreement that does not comply with Rule 45(c), provided that the agreement otherwise satisfies the policies and provisions of the '35 Act./15/ Powergen's proposed Agreement complies with Rule 45(c) in all respects other than allowing Powergen USA to assign the benefit of its losses,/16/ and this deviation from the rule does not create an impermissible loan, extension of credit or indemnity under Section 12./17/ In addition, the Agreement is not an impermissible allocation under Section 13, and it is not detrimental to consumers, investors or the public interest. Finally, the Commission explicitly approved a substantially similar tax allocation agreement when it authorized the merger of The National Grid Group plc and New England Electric System./18/ For the reasons stated above, we believe that the Commission should approve the Agreement, as proposed.



-------------
/15/ Rule 45(c) Proposing Release ("While tax agreements inconsistent with the rule may, in principle, still be applied for under Rule 45(a), such action is not expected. It would be justified only in truly unforeseen and exceptional circumstances.").

/16/ As observed above it is arguable that Powergen USA should be deemed to be a subsidiary company entitled to assign its losses to LG&E Settlements.

/17/ In particular, because the agreement provides for current payment of corporate tax credits (i.e., the value of the tax loss or other tax benefit used on the consolidated return) to loss companies, it does not involve an impermissible loan within the meaning of Section 12(a).

/18/ See Holding Co. Act Release No. 27154 (March 15, 2000).